UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-28608

PETSEC ENERGY LTD

(Translation of registrant’s name into English)

LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.

Release

1.	ASX Release “Gulf of Mexico Drilling Update — Petsec Energy Spuds Vermilion 258 #G-3 Well” dated 8 October 2004
2.	ASX Release “Vermilion 258 #G-3 Well” dated 18 October 2004
3.	ASX Release “Gulf of Mexico Drilling Update — Petsec Energy Spuds Vermilion 258 #G-7 well” dated 19 October 2004
4.	ASX Release “Success in Vermilion 258 G-7 well” dated 25 October 2004
5.	ASX Release “Quarterly Report for period ended 30 September 2004” dated 28 October 2004

The following releases were filed with the Australian Stock Exchange on the dates indicated.

Release 1

PETSEC ENERGY LTD
ACN 000 602 700

8 October 2004

GULF OF MEXICO DRILLING UPDATE
PETSEC ENERGY SPUDS VERMILION 258 #G-3 WELL

Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)

Petsec Energy Ltd has commenced drilling the Vermilion 258 #G-3 well from the Vermilion 258 G platform location.

The G-3 well is an acceleration well designed to bring the upper sand encountered in the G-2 well into production approximately two years earlier than it would otherwise.

Details of the well are as follows:

Well name:	Vermilion 258 #G-3
Well location:	114 kilometres (70 miles) south of Cameron Parish, offshore Louisiana in the Gulf of Mexico
Spud date:	7 October 2004
Water depth:	47 metres (138 feet)
Total depth:	2,002 metres (6,567 feet) measured depth

Petsec Energy has a 100% working interest and 83.33% net revenue interest in the Vermilion 258 G-3 well.

For Further Information:

Mr Geoffrey H. Fulcher	Mr. Ross A. Keogh
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 612 9247 4605	Tel: 1 (337) 989 1942
Fax: 612 9251 2410	Fax: 1 (337) 989 7271

Release 2

PETSEC ENERGY LTD
ACN 000 602 700

18 October 2004

VERMILION 258 #G-3 WELL

Sydney, Australia: Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)

Petsec Energy reported today that its Vermilion 258 #G-3 development well has reached total depth and encountered one hydrocarbon bearing sand having an estimated 3 to 3.5 metres (10 to 12 feet) of net gas pay. Production casing will be set prior to suspending the well for future completion.

Details of the well are as follows:

Well Name:	Vermilion 258 #G-3
Well Location:	105 kilometres (65 miles) south of Cameron Parish Offshore Louisiana in the Gulf of Mexico.
Petsec Working Interest:	100%
Petsec Net Revenue Interest:	83.33%
Spud Date:	7 October 2004
Water Depth:	42 metres (138 feet)
Total Depth:	2,170 metres (7,120 feet) MD 1,082 metres (3,550 feet) TVD

As previously announced, Petsec will drill a second well from this location, the Vermilion 258 #G-7 well, which is expected to spud within the next 2 — 3 days.

For Further Information:

Mr. Geoffrey H. Fulcher	Mr. Ross A. Keogh
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 612 9247 4605	Tel: 1 (337) 989 1942
Fax: 612 9251 2410	Fax: 1 (337) 989 7271

Release 3

PETSEC ENERGY LTD
ACN 000 602 700

19 October 2004

GULF OF MEXICO DRILLING UPDATE
PETSEC ENERGY SPUDS VERMILION 258 #G-7 WELL

Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)

Petsec Energy Ltd has commenced drilling the Vermilion 258 #G-7 well from the Vermilion 258 G platform location.

The G-7 well is an acceleration well designed to bring two of the upper sands encountered in the G-1 well into production approximately two years earlier than they would otherwise.

Details of the well are as follows:

Well Name:	Vermilion 258 #G-7
Well Location:	114 kilometres (70 miles) south of Cameron Parish Offshore Louisiana in the Gulf of Mexico.
Spud Date:	18 October 2004
Water Depth:	47 metres (138 feet)
Proposed Total Depth:	1,321 metres (4,333 feet) measured depth

Petsec Energy has a 100% working interest and 83.33% net revenue interest in the Vermilion 258 G-7 well.

For Further Information:

Mr. Geoffrey H. Fulcher	Mr. Ross A. Keogh
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 612 9247 4605	Tel: 1 (337) 989 1942
Fax: 612 9251 2410	Fax: 1 (337) 989 7271

Release 4

PETSEC ENERGY LTD
ACN 000 602 700

25 October 2004

SUCCESS IN
VERMILION 258 G-7 WELL

Sydney, Australia: Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)

Petsec Energy reported today that its Vermilion 258 G-7 development well has reached total depth and encountered 3 hydrocarbon bearing sands having an estimated 12 to 16 metres (39 to 54 feet) of net gas pay.

The two wells in this current development programme, the G-7 and the G-3, have met pre-drill expectations and are expected to be in production by late November.

Production from these wells will significantly increase Petsec Energy’s production and cash flow in 2005. Petsec Energy’s current net production is in excess of 20 million cubic feet of gas per day.

The current US gas market is very strong, with 12 month forward gas prices in excess of US$7.50 per thousand cubic feet.

The Vermilion 258 gas field, containing an estimated 23 billion cubic feet of gas, was discovered by Petsec Energy in January 2004. Production facilities were built and the two exploration wells, the G-1 and G-2, were brought into production in July and August. The successful G-3 and G-7 wells will take the number of productive wells on the field to four.

Details of the well are as follows:

Well Name:	Vermilion 258 #G-7
Well Location:	114 kilometres (70 miles) south of Cameron Parish Offshore Louisiana in the Gulf of Mexico.
Spud Date:	18 October 2004
Water Depth:	47 metres (138 feet)
Total Depth:	1,354 metres (4,440 feet) measured depth

For Further Information:

Mr. Geoffrey H. Fulcher	Mr. Ross A. Keogh
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 612 9247 4605	Tel: 1 (337) 989 1942
Fax: 612 9251 2410	Fax: 1 (337) 989 7271

Release 5

PETSEC ENERGY LTD

ACN 000 602 700

QUARTER ENDED 30 SEPTEMBER 2004

	Sep 04	Jun 04	Mar 04	9 months
	Qtr	Qtr	Qtr	to Sept 04
Net production (MMcfe*)	1,560	880	1,273	3,713
Net revenue (US$000)	8,118	5,021	6,835	19,974
Lease operating expense (US$000)	473	403	441	1,317
G,G&A (US$000)	1,231	1,092	1,162	3,486

EBITDAX (US$000)**	6,414	3,526	5,232	15,171

Unit revenue/cost analysis per Mcfe (USD)
Average sales price	5.20	5.71	5.37
Lease operating expense	0.30	0.46	0.35
G,G&A	0.79	1.24	0.91
EBITDAX	4.11	4.01	4.11

Net cash and liquid assets
Cash held. US Dollars	5,747	5,066	4,205
Cash held. AU Dollars	3,332	5,333	11,720

Exploration & development expenditure (US$000)
Exploration	546	3,568	801
Development	3,939	6,325	4,393

	4,485	9,893	5,194

*MMcfe = million cubic feet of gas equivalent

**EBITDAX = Earnings Before Interest, Taxes, Depreciation, Depletion, Amortization, and Exploration Expenses

KEY POINTS

USA

•	The Vermilion 258 gas field discovered in January 2004, was brought into production in July. The G-1 and G-2 wells discovered an estimated net 23 billion cubic feet (Bcfe) of gas and are producing in excess of 15 million cubic feet of gas (MMcf) per day net to Petsec.

•	Petsec Energy drilled the G-3 and G-7 development wells from the Vermilion 258 platform in October. Both wells were successful and are expected to be in production by late November increasing the field production rate by more than 50%.

•	A six well drilling programme commences in November; three wells onshore Louisiana and three wells on Main Pass 19, offshore Louisiana.

CHINA

•	The 22/12 Block joint venture has begun a pre-feasibility study for the development of the Wei 12.8 East and West oil fields which contain an estimated 20 to 25 million barrels of recoverable oil.

OPERATIONS

USA
Offshore Louisiana
Gulf of Mexico

Vermilion 244, 246, 257, 258, 259
Petsec 100% Working Interest (83.33% net revenue interest)
Operator: Petsec Energy

An estimated 23 Bcfe of gas was discovered in January 2004 with the G-1 and G-2 wells. Construction of production facilities and a pipeline began in January and were installed in June. Production began in late July.

Net production from Vermilion in the September quarter was 892 MMcfe of gas.

Current production is in excess of 15 MMcfe of gas per day net to Petsec Energy.

In October, Petsec drilled the G-3 and G-7 development wells from the Vermilion 258 platform. The wells are expected to be in production by late November and to increase field production by more than 50%.

West Cameron 343
Petsec: 100% — 75% working interest (82.33% — 61.75% net revenue interest)
West Cameron 352
Petsec: 75% working interest (57.375% net revenue interest bpo, 46.125% apo.)
Operator: Petsec Energy

Net production from West Cameron in the September quarter was 668 MMcfe of gas.

Current production is approximately 5.8 MMcf of gas per day net to Petsec Energy.

Ship Shoal 184 and 191
Petsec: 7% Overriding Royalty Interest

The field was shut in during the quarter.

Production is expected to resume when the operator has completed a liquids handling agreement.

Main Pass 19
Petsec: 55% working interest (45.83% net revenue interest)
Operator: Petsec Energy

The Mineral Management Service awarded the Main Pass 19 lease to Petsec Energy in June. The lease is approximately 40 kilometres (25 miles) north-east of the Mississippi Delta in eight metres (27 feet) of water. Main Pass 19 is adjacent to the Main Pass 104 lease which Petsec Energy held previously and on which Petsec Energy discovered and produced oil and gas.

Petsec Energy expects to commence a drilling programme of three wells at Main Pass 19 in early December 2004, to test 12 to 15 Bcf of gas net to the Company.

Onshore Louisiana
Petsec: 25% Working Interest (17.5 % net revenue interest)

A three well programme is expected to commence in November.

Main Pass 89; West Cameron 462, 480

No activity during the quarter.

High Island 33

The lease lapsed during the quarter.

CHINA
Beibu Gulf
Block 22/12
Petsec: 25% Working Interest
Operator: Roc Oil Limited

The Wei 12-8-3 well, drilled in the second quarter, resulted in a successful appraisal of the Wei 12.8 East oil field. In September the joint venture elected to enter the third exploration phase of the petroleum contract and commit to a feasibility study for development of the Wei 12 -8 East and West fields, estimated to contain some 20 to 25 million barrels of recoverable oil.

The block is located approximately 60 kms off the southern coast of China, northwest of Hainan Island in shallow water, 25 to 40 metres deep.

Petsec Energy earned a 25% interest in the contract area in March 2002 by participating in the drilling of the Wei 6.12.1 well which discovered nine metres of net oil pay.

FINANCE

US GAS MARKET

Gas prices strengthened towards the end of the quarter in response to a stronger oil price and a restriction of supply caused by Hurricane Ivan in the eastern area of the Gulf of Mexico. Twelve month forward prices are currently in excess of US$7.50 per MMcf.

HEDGING

Petsec Energy hedges part of its production up to 12 months forward. The Company has approximately 16% of expected 4th quarter production, hedged at a fixed price of US $6.33 per MMbtu, (equivalent to an Mcf of gas) with a further 11% protected by a zero cost collar with a floor of US$6.00 and a cap of US $7.05. Approximately 18% of expected 1st quarter 2005 production is hedged at a fixed price of US$7.89 per MMbtu, with a further 12% protected by a zero cost collar with a floor of US$6.00 and a cap of US$7.00. About 15% of the remaining 2005 expected production is protected by a fixed price hedge of US$6.70 per MMbtu.

Dated: 28 October 2004

For further information, please contact:

Geoff Fulcher	Ross Keogh
Petsec Energy Ltd	Petsec Energy Inc
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 61 (02) 9247 4605	Tel: 1 (337) 989 1942
Fax: 61 (02) 9251 2410	Fax: 1 (337) 989 7271

Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements”. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd
Date: December 1, 2004	By:
Geoff Fulcher
Company Secretary